Exhibit 99.1

Medicure Provides Update on Release of Holdback Funds from Apicore Sale

WINNIPEG, Feb. 13, 2019 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today announced that it has received notice from the purchaser of Medicure's interests in Apicore of potential claims against funds held back in respect of representations and warranties under the Apicore sale agreement. The notice does not contain sufficiently detailed information to enable Medicure to assess the merits or size of the claims at this stage. Nevertheless, Medicure will proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback funds released as quickly as possible. In conjunction with the sale of Medicure's interests in Apicore, representation and warranty insurance was obtained by the purchaser that could result in mitigation of the potential claims.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include, the Company's success in resolving the claims made against the holdback funds under the Apicore sale agreement, the timing of the release of the holdback funds under the Apicore sale agreement, the potential of representation and warranty insurance to respond to claims made by the Apicore purchaser, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2017.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2019/13/c8190.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:00e 13-FEB-19